UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 2011

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
	Name:	Jaime Cohen
	Title:	Chief Legal Officer

Santiago, March 30th 2011

Santiago, March 7, 2011

Messrs. Superintendence of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Santiago, Chile

Registration N° 124

Dear Sirs:

Pursuant to the dispositions contained in Circular Letter N° 1368 of the Chilean Superintendence of Securities and Insurance, below please find information regarding fees paid to external auditors.

Regards,

(signed)

Jaime Cohen A.

Corporate Legal Officer

Embotelladora Andina S.A.

CIRCULAR LETTER Nº

1368

DATE: 04.12.1993

CHILEAN SUPERINTENDENCE OF SECURITIES AND

INSURANCE

A T T A C H M E N T

FEES PAID TO EXTERNAL AUDITORS

1. COMPANY IDENTIFICATION
Corporate Name :	Embotelladora Andina S.A.
Chilean Tax ID Nº :	91.144.00-8
Address :	Avda. El Golf 40 4th Floor
City :	Santiago

2. EXTERNAL AUDITOR IDENTIFICATION:
Name or Corporate Name:	Ernst & Young Servicios Profesionales de Auditoría y Asesorías Limitada
Auditors Registration Nº:	511
Period Reported:	2010

3. RELATED PARTY IDENTIFICATION:
Name or Corporate Name:
Chilean Tax ID Nº :
Relationship:

4. TYPE OF FEES PAID:	OWN	RELATED PARTIES
Auditing Fees Ch$	246,508,358
Other Services Ch$	77,755,125
Description of services:	Audit of IFRS Proforma Financial Statements for the period ended 12.31.2009 and specific review of accounting and tax issues
Total Fees Paid Ch$	324,263,483

(signed)
Osvaldo Garay A.
Embotelladora Andina S.A.